Filed by The Procter & Gamble Company
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                     Registration No. 333-123309

P&G and GILLETTE
A better promise for the world's consumers.


EDITOR'S NOTE: We are launching this temporary site to house information related to the P&G/Gillette acquisition. You'll find a link for it on the P&G Inside page of my.PG.com in the left-hand index under NEWS.


FIELDING THE BEST TEAM
DICK ANTOINE, GLOBAL HUMAN RESOURCES OFFICER
18 MAY 2005

A few weeks ago, a P&G/Gillette Transition Team update outlined the guiding principles for the integration process. One key principle is fielding the best team. Completing this work will be a critical factor in the ultimate success of our future Company.

So what does "fielding the best team" mean?

It means we will create a stronger, more capable organization from the combined talents of P&G and Gillette. Importantly, we will do this while still building our current business. We'll do this work in a way that allows us to:

     o Maintain continuity of talent in both organizations, at and after the date of the merger

     o Minimize the loss of talent in any part of P&G or Gillette and where possible, increase the diversity of company talent going forward

     o  Look for opportunities to integrate Gillette talent within P&G

     o  Identify and retain employees needed during the transition process

As we move forward with the merger, we will bring "fielding the best team" to life. Senior leaders from P&G and Gillette are already meeting in "top-to-top" discussions to focus on the following elements:

     1.  TRANSFER KEY GILLETTE TALENT INTO P&G'S ORGANIZATION. This will:

           o Retain continuity of key leadership and resources to support the ongoing business

           o Provide positions, as appropriate and available, for high performers, technical masters and institutional knowledge-holders

           o Incorporate the best of Gillette, including its unique business knowledge, technical mastery and culture, into the ongoing operations of P&G

           o Provide Gillette employees and leaders opportunities to learn the P&G business

     2. PLACE A SMALL NUMBER OF P&G EMPLOYEES INTO THE GILLETTE ORGANIZATION. These people will:

           o  Learn the Gillette business from Gillette managers

           o  Foster the transfer of P&G learning and perspectives to Gillette

           o  Supplement Gillette talent in leadership roles

     3. CREATE CAPACITY WITHIN P&G TO ABSORB GILLETTE PEOPLE. To accomplish this, we will:

           o Identify current and anticipated vacancies within P&G, looking first to fill these positions with Gillette or other P&G employees before hiring externally

           o Identify opportunities for filling gaps in P&G's "bench strength" by adding Gillette employees and leaders

           o Identify positions for which Gillette employees have stronger qualifications than incumbents

When we announced the proposed merger in January, we estimated there would be reductions of approximately 6,000 employees, or 4% of the combined workforce of 140,000. These reductions could occur anywhere in the P&G or Gillette organizations, not just in areas of overlap.

All employees affected by the workforce reduction will be notified as soon as possible, although much of this work cannot progress until the merger closes. Also, the staffing work is likely to move forward on different timings based on organization, function and geography. To the extent possible, employees will be given another employment option to pursue. Those who will not have positions within the company will be provided appropriate notice and severance. There will be no employee-initiated separation program.

Within the next month, we expect to announce those senior Gillette managers who have accepted roles in the post-merger P&G organization. These managers will, in turn, work with their P&G colleagues to identify further opportunities to "field the best team." In addition, our goal is to notify all employees of their employment status within six months of the closing. This work excludes P&G and Gillette manufacturing operations. They will continue to follow their normal staffing processes.

We will work as quickly as possible to minimize the disruptions to employees, their families and the business. We'll conduct this process in the fairest and most respectful way possible, and in compliance with all relevant employment laws, regulations and legal obligations to works councils.
People will always be our most important asset. That`s why our staffing plans are among the highest-priority integration work. We are committed to finding and keeping the best talent in every function, operation and geography. By fielding the best possible team, we will be able to recognize our shared vision of being the best consumer products company in the world.

                                     # # #


ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on March 14, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a preliminary joint proxy statement/prospectus, and Amendment No. 1 and Amendment No. 2 to the preliminary joint proxy statement/prospectus on April 22, 2005 and May 10, 2005, respectively. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


PARTICIPANTS IN THE SOLICITATION
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.